                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                             PC SERVICE SOURCE, INC.
                             -----------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)


                                   693258-10-5
                                  -------------
                                 (CUSIP Number)


                                  James W. Moen
                                Katun Corporation
                              10951 Bush Lake Road
                          Bloomington, Minnesota 55438
                                 (612) 941-9505
                                 ---------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 29, 1999
                                  -------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


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                                  SCHEDULE 13D
                                  ------------

CUSIP No. 693258-10-5
--------------------------------------------------------------------------------

1)       NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
         Katun Corporation

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ ]
         (b)  [ ]

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         Not applicable.

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Minnesota

--------------------------------------------------------------------------------
                       7)   SOLE VOTING POWER
                                 -0-

                       ---------------------------------------------------------
NUMBER OF              8)   SHARED VOTING POWER
SHARES                           -0-
BENEFICIALLY
OWNED BY EACH          ---------------------------------------------------------
REPORTING              9)   SOLE DISPOSITIVE POWER
PERSON                           -0-
WITH
                       ---------------------------------------------------------
                       10)  SHARED DISPOSITIVE POWER
                                 -0-

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0

--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
            CO

--------------------------------------------------------------------------------


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                                  SCHEDULE 13D

         This Amendment No. 1 to Schedule 13D dated July 29, 1999, hereby amends the following items of the Schedule 13D dated November 10, 1998, filed with respect to Katun Corporation.

ITEM 4.    PURPOSE OF TRANSACTION.

           This Amendment is being filed to report that due to a sale of an aggregate of 338,750 shares of common stock, par value $.01 per share ("Common Stock"), of PC Service Source, Inc., Katun Corporation's beneficial ownership of Common Stock of PC Service Source, Inc. no longer exceeds 5% (see Item 5 below).

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Katun Corporation beneficially owns no shares of Common Stock of PC Service Source, Inc. On July 29, 1999, Katun Corporation entered into a letter agreement with PC Service Source, Inc. pursuant to which Katun Corporation sold, and PC Service Source, Inc. purchased 250,000 shares of Common Stock at a purchase price of $4.00 per share, or $1,000,000 in the aggregate. A copy of the letter agreement is attached as Exhibit 1 to this Amendment No. 1 and is incorporated herein by reference.

           In addition, from July 23, 1999 through August 4, 1999, Katun Corporation sold the following number of shares of Common Stock in open market brokerage transactions for the prices per share and on the dates indicated below:


        DATE                              NUMBER OF SHARES                PRICE
        -------------                     ----------------                ------
        July 23, 1999                          10,000                     $4.05
        July 27, 1999                          10,000                     $3.88
        July 27, 1999                          10,000                     $4.00
        July 27, 1999                          10,000                     $4.00
        July 27, 1999                          16,000                     $3.63
        July 27, 1999                          2,000                      $3.69
        July 27, 1999                          7,000                      $3.75
        August 2, 1999                         3,790                      $4.50
        August 2, 1999                         11,650                     $4.50
        August 4, 1999                         6,210                      $4.00

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           On July 29, 1999, Katun Corporation entered into a letter agreement with PC Service Source, Inc. pursuant to which Katun Corporation sold, and PC Service Source, Inc. purchased 250,000 shares of Common Stock at a purchase price of $4.00 per share, or $1,000,000 in the aggregate. A copy of the letter agreement is attached as Exhibit 1 to this Amendment No. 1 and is incorporated herein by reference.


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ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Letter Agreement dated July 29, 1999 between PC Service Source, Inc. and Katun Corporation.




                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





August 18, 1999                               KATUN CORPORATION



                                               /s/ James W. Moen
                                              ----------------------------------
                                              James W. Moen
                                              Vice President and General Counsel


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